June 17, 2010

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

      Re: **Chimera Investment Corporation**
             Form 10-K for the year ended 12/31/2009
             Filed 2/26/2010
             File Nos. 001-33796

Dear Ms. A. Alexandra Denahan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief